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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dolan Media Company
(Name of Issuer)
Common Stock (par value $.001 per share)
(Title of Class of Securities)
25659P402
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25659P402

1	NAMES OF REPORTING PERSONS James P. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,608,949

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,608,949

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,608,949

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	25659P402
Item 1(a) Name of Issuer:
Dolan Media Company
Item 1(b) Address of Issuer’s Principal Executive Offices:
222 South Ninth Street, Suite 2300
Minneapolis, MN 55402
Item 2(a) Name of Person Filing:
James P. Dolan
Item 2(b) Address of Principal Business Office or, if None, Residence:
c/o Dolan Media Company
222 South Ninth Street, Suite 2300
Minneapolis, MN 55402
Item 2(c) Citizenship:
United States of America
Item 2(d) Title of Class of Securities:
Common Stock (par value $.001 per share)
Item 2(e) CUSIP Number:
25659P402

Item 3 If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP No.	25659P402

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J), please specify type of institution:                                                             .
Item 4 Ownership.

(a)	Amount beneficially owned: 1,608,949 (1)

(b)	Percent of class: 5.4% (2)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,608,949

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,608,949

(iv)	Shared power to dispose or to direct the disposition of: 0

1
This Item 4 excludes (1) 4,761 shares of common stock that Chicosa Partners, LLC owns, (2) 16,088 shares of common stock Mr. Dolan’s spouse owns, and (3) options to acquire 307 shares of common stock which Mr. Dolan’s spouse may exercise during the 60-day period following December 31, 2008. Mr. Dolan is the managing member of Chicosa and has sole investment and voting power with respect to, and therefore may be deemed to be the beneficial owner of, these shares. Mr. Dolan disclaims beneficial ownership of these shares because he has no pecuniary interest therein. Mr. Dolan also disclaims ownership in those shares owned by his spouse or which his spouse may acquire upon the exercise of options that are exercisable during the 60-day period following December 31, 2008.

This Item 4 includes options to acquire 52,832 shares of common stock which Mr. Dolan may exercise during the 60-day period following December 31, 2008. It excludes unvested options to acquire 158,496 shares of common stock, which vest in equal annual installments of 52,832 shares on each of August 1, 2009, August 1, 2010 and August 1, 2011, and unvested options to acquire 921 shares of common stock held by Mr. Dolan’s spouse, which vest, in three equal installments, over the same period. This Item 4 also excludes unvested options for the purchase of 85,954 shares of common stock held by Mr. Dolan and unvested options for the purchase of 429 shares of common stock held by Mr. Dolan’s spouse, all of which vest in four equal installments annually beginning on May 12, 2009. This Item 4 also excludes 2,500 shares of common stock that Mr. Dolan’s sisters own (2,128 shares and 2,587 shares, respectively), including shares that Mr. Dolan’s sisters received as a pro rata distribution from Chicosa Partners, LLC in March 2008, and 1,000 shares of common stock that Mr. Dolan’s father owns.

2	Assumes 29,955,018 shares outstanding as of December 31, 2008.

CUSIP No.	25659P402
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [     ].
Item 6 Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable
Item 8 Identification and Classification of Members of the Group.
Not applicable
Item 9 Notice of Dissolution of Group.
Not applicable
Item 10 Certifications.
Not applicable

CUSIP No.	25659P402
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2009 (Date)

/s/ James P. Dolan (Signature)

James P. Dolan (Name)